SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)


                            GOLDEN TELECOM, INC.
 ------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
 ------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 38122G107
          -------------------------------------------------------
                               (CUSIP Number)

                             CHRISTINE TOURNEY
                       FIRST NIS REGIONAL FUND SICAV
                       C/O BANK OF BERMUDA LUXEMBOURG
                               13 RUE GOETHE
                                 LUXEMBOURG
                              +35-2-40-46-46-1
-------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              AUGUST 19, 2003
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              FIRST NIS REGIONAL FUND SICAV
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     |_|
                                                                (b)     |X|*
   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               LUXEMBOURG
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               723,906*
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE*
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               723,906*
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE*
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               723,906*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                               |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.6%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

               OO - PRIVATE INSTITUTIONAL FUND
   ------- --------------------------------------------------------------------


    *See Instructions to Schedule 13D
    **See Items 5 and 6 below

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               BPEP MANAGEMENT (UK) LTD
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     |_|
                                                                (b)     |X|*
   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               ENGLAND AND WALES
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               723,906*
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE*
       OWNED BY

                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               723,906*
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE*
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               723,906*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                               |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.6%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

               OO - PRIVATE LIMITED COMPANY
   ------- --------------------------------------------------------------------


    *See Instructions to Schedule 13D
    **See Items 5 and 6 below

ITEM 1.    Security and Issuer
           -------------------

     This Amendment No. 1 amends and supplements the Schedule 13D originally filed on May 21, 2001 by First NIS Regional Fund ("First NIS Fund") and BPEP Management (UK) Ltd ("BPEP" and, together with First NIS Fund, the "Reporting Persons") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), held by First NIS Fund in Golden Telecom, Inc., a Delaware corporation ("Golden Telecom"), as amended by Amendment No. 1 on Schedule 13D/A filed on September 10, 2003.

     First NIS Fund is a private institutional fund organized and registered under the laws of Luxembourg. BPEP, a private limited company organized under the laws of England and Wales, is the manager of First NIS Fund and an indirect wholly-owned subsidiary of ING Groep NV ("Parent"), a company organized under the laws of The Netherlands.

     The address of the principal office of First NIS Fund is 13 Rue Goethe, L-1637, Luxembourg, c/o Bank of Bermuda Luxembourg. The address of the principal office of BPEP is 33 Cavendish Square, London, England W1M0BQ. The address of the principal office of Parent is Strawinskylaan 2631, 1077 ZZ Amsterdam, The Netherlands.

     The principal executive offices of Golden Telecom are located at c/o Representation Office Golden TeleServices, Inc., 12 Trubnaya Ulitsa, Moscow, Russia 103045.

ITEM 4.     Purpose of Transaction
            ----------------------

Item 4 is hereby amended by adding the following paragraph (b.1) after existing paragraph (b) thereof, and deleting existing paragraph (b) as of the Telenor Effective Date (as defined below):

     (b.1) On August 19, 2003, Golden Telecom entered into a share exchange agreement (the "Share Exchange Agreement") with Nye Telenor East Invest AS ("Telenor"), pursuant to which Telenor will acquire shares of Common Stock upon the satisfaction of certain conditions relating to such acquisition (the "Telenor Transaction"). In connection with the Telenor Transaction, First NIS Fund has entered into (i) the Successor Shareholders Agreement (as described in Item 5 and Item 6 below, and a copy of which is attached hereto as Exhibit 99.11), which contains certain provisions relating to business combinations, transfers of shares of Common Stock, the nomination and removal of the directors of Golden Telecom and the approval of special transactions, (ii) the Successor Standstill Agreement (as described in Item 5 and Item 6 below, and a copy of which is attached hereto as Exhibit 99.12), which contains certain provisions relating to proxy contests and the acquisition of shares of Golden Telecom and (iii) the Successor Registration Rights Agreement (as described in Item 5 and Item 6 below, and a copy of which is attached hereto as Exhibit 99.13), which contains certain provisions relating to the registration of the Golden Telecom Common Stock under the U.S. Securities Act of 1933, as amended. In each case, these agreements are effective as of the effective date of the Telenor Transaction (the "Telenor Effective Date").


ITEM 5.     Interest in Securities of Golden Telecom
            ----------------------------------------

     Item 5 is hereby amended by deleting the entire text therein and replacing it with the following:

     (a)(i) As of August 19, 2003, as disclosed to the Reporting Persons by Golden Telecom, there are an aggregate of 27,795,065 shares of Common Stock outstanding. As of the date hereof First NIS Fund beneficially owns 723,906 shares of Common Stock, representing approximately 2.6% of the outstanding shares of Common Stock.

     Due to its relationship with First NIS Fund (see Item 2), as of the date hereof, BPEP may be deemed to beneficially own 723,906 shares of Common Stock. Based on an aggregate of 27,795,065 outstanding shares of Common Stock, this would represent approximately 2.6% of the outstanding shares of Common Stock. BPEP disclaims beneficial ownership of all Common Stock beneficially owned First NIS Fund.

     Golden Telecom, OAO Rostelecom, a company organized in the Russian Federation ("RTK"), Alfa Telecom Limited, a company incorporated in the British Virgin Islands ("Alfa Telecom"), Telenor, Capital International Global Emerging Markets Private Equity Fund, L.P., a limited partnership organized under the laws of the State of Delaware ("CIPEF"), Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey ("Cavendish"), and First NIS Fund (together with Cavendish, "Barings") entered into a Shareholders Agreement dated as of August 19, 2003 (the "Successor Shareholders Agreement") which is intended to supersede the Shareholders Agreement dated as of September 5, 2002 (the "Prior Shareholders Agreement"), a Standstill Agreement dated as of August 19, 2003 (the "Successor Standstill Agreement") which is intended to supersede the Standstill Agreement dated as of September 5, 2002 (the "Prior Standstill Agreement"), and a Registration Rights Agreement dated as of August 19, 2003 (the "Successor Registration Rights Agreement"), which is intended to supersede the prior registration rights agreements with Golden Telecom entered into by the parties to the Successor Registration Rights Agreement. Each of the Successor Shareholders Agreement, the Successor Standstill Agreement and the Successor Registration Rights Agreement is intended to be effective, and supersede the existing agreements cited above, as of the Telenor Effective Date.

     Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of RTK, Alfa Telecom, CIPEF and Cavendish (and the funds for which it serves as nominee) for information regarding such entities, their respective beneficial ownership of shares of Common Stock and any changes to such respective beneficial ownership of shares of Common Stock. To the best of the Reporting Persons' knowledge, as of August 19, 2003, each of RTK, Alfa Telecom, CIPEF, and Cavendish (as nominee), respectively, may be deemed to beneficially own the following numbers and percentages of Shares:
RTK - 4,024,067 (14.5%); Alfa Telecom - 10,840,647 (39.0%); CIPEF -
2,166,405 (7.8%) and Cavendish (as nominee) - 1,845,679 (6.6%).

     To the best of the Reporting Persons' knowledge, as of August 19, 2003, RTK, Alfa Telecom, CIPEF, Cavendish and First NIS Fund, in the aggregate but not individually, may be deemed to beneficially own 19,600,794 shares of Common Stock (70.5% of Golden Telecom). Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, CIPEF and Cavendish, and the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof forms a "group" (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5 under such Act) with, or is the beneficial owner of any shares of Common Stock beneficially owned by, RTK, Alfa Telecom, CIPEF or Cavendish.

     (ii) As of the Telenor Effective Date, based on the outstanding shares of Common Stock as of August 19, 2003 as disclosed to the Reporting Persons by Golden Telecom, and assuming no changes occur other than the issuance of shares under the Share Exchange Agreement occur to the aggregate number of shares of Common Stock outstanding, there will be an aggregate of 34,528,031 shares of Common Stock outstanding. As of the Telenor Effective Date, and assuming no other changes occur to the number shares of Common Stock owned by First NIS Fund, First NIS Fund will beneficially own 723,906 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock.

     Due to its relationship with First NIS Fund (see Item 2), as of the date hereof, BPEP may be deemed to beneficially own 723,906 shares of Common Stock. Based on an aggregate of 34,528,031 outstanding shares of Common Stock, this would represent approximately 2.1% of the outstanding shares of Common Stock. BPEP disclaims beneficial ownership of all Common Stock beneficially owned First NIS Fund.

     Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of RTK, Alfa Telecom, Telenor, CIPEF and Cavendish (and the funds for which it serves as nominee) for information regarding such entities, their respective beneficial ownership of shares of Common Stock and any changes to such respective beneficial ownership of shares of Common Stock. To the best of the Reporting Persons' knowledge, as of the Telenor Effective Date, and assuming no changes occur, other than the issuance of shares of Common Stock to Telenor on the Telenor Effective Date, (i) to the outstanding number of shares of Common Stock or (ii) to the shares of Common Stock held by RTK, Alfa Telecom, Telenor, CIPEF or Cavendish (as nominee), each of RTK, Alfa Telecom, Telenor, CIPEF, and Cavendish (as nominee), respectively, may be deemed to beneficially own the following numbers and percentages of Shares: RTK - 4,024,067 (11.7%); Alfa Telecom - 10,840,647 (31.4%); CIPEF - 2,166,405 (6.3%) and Cavendish (as nominee) - 1,845,679
(5.3%).

     To the best of the Reporting Persons' knowledge, as of the Telenor Effective Date, RTK, Alfa Telecom, Telenor, CIPEF, Cavendish and First NIS Fund, in the aggregate but not individually, may be deemed to beneficially own 26,333,760 shares of Common Stock (76.3% of Golden Telecom). Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, Telenor, CIPEF and
Cavendish, and the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in
Item 2 hereof forms a "group" (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5 under such Act) with, or is the beneficial owner of any shares of Common Stock beneficially owned by, RTK, Alfa Telecom, Telenor, CIPEF or Cavendish.

     Except as set forth herein, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto beneficially own any shares of Common Stock.

     (b) The number of shares of Common Stock with respect to which First NIS Fund (i) has sole voting power is 723,906, (ii) shares voting power is zero, (iii) has sole dispositive power is 723,906 and (iv) shares dispositive power is zero.

     As noted above, BPEP disclaims beneficial ownership of all shares beneficially owned by First NIS Fund.

     Under the Prior Shareholders Agreement and under the Successor Shareholders Agreement, when effective, First NIS Fund has agreed to take all action (including without limitation the voting of shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors, the waiving of notice and attendance at meetings, the amendment of Golden Telecom's by-laws and the like) necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the Prior Shareholders Agreement and Section 3 of the Successor Shareholders Agreement in accordance with the terms of such provisions. As noted above, each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, Telenor, CIPEF and Cavendish.

     The Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to share beneficial ownership of 1,845,769 shares of Common Stock owned of record by Cavendish, as nominee, representing, as of the date hereof, approximately 6.6% of the issued and outstanding shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock held of record by Cavendish (and beneficially owned by the funds holding such shares through Cavendish as nominee) and disclaims membership in any "group" with Cavendish and such funds.


     (c) The disclosure set forth in Item 6 of this statement is specifically incorporated by reference into this Item 5 in its entirety. Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, none of the persons named in Schedule I hereto beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

     (d) The investors in First NIS Fund have the right to receive dividends from, or proceeds from the sale of, all of the shares of Common Stock owned of record by First NIS Fund.

     (e) Not applicable.

ITEM 6.     Contracts, Arrangements, Understandings or Relationships
            --------------------------------------------------------
            With Respect to Securities of the Issuer
            ----------------------------------------

     Item 6 is hereby further amended by adding the following paragraph (b.1) after existing paragraph (b) and deleting existing paragraph (b) as of the Telenor Effective Date:

     "(b.1) Successor Standstill Agreement. As disclosed in Item 5 above, Golden Telecom, RTK, Alfa Telecom, Telenor, CIPEF, Cavendish and First NIS Fund have entered into the Successor Standstill Agreement effective as of the Telenor Effective Date, pursuant to which each of them agreed, among other things, not to (i) acquire shares of voting stock of Golden Telecom in excess of specified levels (subject to certain exceptions) or (ii) engage in proxy contests in respect of shares of voting stock of Golden Telecom, in each case for a period of eighteen months following the date of the Successor Standstill Agreement. The Successor Standstill Agreement expires upon the occurrence of any of the following: (i) the mutual agreement of the parties thereto, (ii) the voluntary or involuntary filing of a petition in bankruptcy by or against Golden Telecom, (iii) an event of insolvency affecting Golden Telecom, or the appointment of a receiver for Golden Telecom, (iv) the date on which any person owns, individually or collectively with its affiliates, 50% or more of the Golden Telecom voting stock, or (v) the date eighteen months following the effectiveness of the Successor Standstill Agreement. Any party to the Successor Standstill Agreement who, together with its affiliates, having once attained ownership of at least 3% or more of the Golden Telecom voting stock, thereafter ceases to own, together with its affiliates, at least 3% of the Golden Telecom voting stock, shall cease to be a party thereto and shall cease to have any rights or obligations thereunder. A copy of the Successor Standstill Agreement, which is intended to supersede the Prior Standstill Agreement as of the Telenor Effective Date, is included as Exhibit 99.12 to this statement and qualifies the disclosure set forth herein in its entirety."

     Item 6 is hereby further amended by adding the following paragraphs (d.1) and (e) after existing paragraph (d) and deleting existing paragraph
(d) as of the Telenor Effective Date:

     (d.1) Successor Shareholders Agreement. Golden Telecom, RTK, Alfa Telecom, Telenor, CIPEF, Cavendish and First NIS Fund have entered into the Successor Shareholders Agreement effective as of the Telenor Effective Date. The Successor Shareholders Agreement provides for certain tag-along rights exercisable by CIPEF, RTK and Barings in the event that Alfa Telecom proposes to transfer shares to a third party who will own, directly or indirectly, not less than one-third of Golden Telecom's Common Stock or capital stock (as adjusted for capital changes) immediately after such transfer. Upon the exercise by CIPEF, RTK or Barings of such right, the exercising party may sell to the third party its pro rata portion of the shares covered by the third party offer.

     The Successor Shareholders Agreement also provides each of Alfa Telecom and Telenor (i) the right to participate on a pro rata basis in a transfer of Golden Telecom shares when either party receives a bona fide offer for Golden Telecom shares and (ii) the right to participate on an equal basis in an offer to purchase the Golden Telecom shares held by Barings or CIPEF. The Successor Shareholders Agreement also provides Alfa Telecom, Telenor and RTK with a right of first offer in the event that a significant shareholder proposes to transfer any Golden Telecom shares to another person. In addition, the Successor Shareholders Agreement grants to each of RTK, Alfa Telecom, Telenor, CIPEF, Cavendish and First NIS Fund a limited pre-emptive right to acquire its pro rata share of new securities (on a fully diluted basis) issued by Golden Telecom from time to time during the term of the Successor Shareholders Agreement.

     In addition, the Successor Shareholders Agreement provides for the nomination and removal of directors of Golden Telecom for two years after its effective date. Subject to certain conditions, Alfa Telecom generally has the right to designate three directors and Telenor has the right to designate two directors. CIPEF and Barings each has the right to designate one director, both of whom shall be independent. RTK has the right to designate two directors, one of whom shall be independent. One independent director (who shall also be a financial expert in the event that no other director is a financial expert) shall be designated by the Board of Directors of Golden Telecom. If RTK owns less than 10% but more than 3% of the issued and outstanding Golden Telecom voting stock, the number of directors designated by RTK will be reduced to one. If RTK owns less than 3% of the issued and outstanding Golden Telecom voting stock, the number of directors designated by RTK will be reduced to zero. If CIPEF or Barings own less than 3% of the issued and outstanding Golden Telecom voting stock, the number of directors designated by CIPEF or Barings, as the case may be, will be reduced to zero. The Successor Shareholders Agreement also provides for a reduction in the number of directors to be designated by a shareholder, including Alfa Telecom and Telenor, upon other specified reductions in its ownership threshold levels relating to the issued and outstanding Golden Telecom voting stock. Golden Telecom and each of RTK, Alfa Telecom, Telenor, Barings and CIPEF have agreed that so long as the agreement set forth in Section 3 of the Successor Shareholders Agreement remains in effect, each of them will take all action (including without limitation the voting of shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors, the waiving of notice and attendance at meetings, the amendment of Golden Telecom's by-laws and the like) necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the Successor Shareholders Agreement in accordance with the terms of such provision.

     The Successor Shareholders Agreement also contains procedures relating to the approval of special transactions which involve, directly or indirectly, a value exceeding 5% of the total consolidated assets of Golden Telecom and its subsidiaries and include provisions relating to the proposal of special transactions by directors as well as the retention in certain cases of an independent special consultant to review the special transaction. Furthermore, the Successor Shareholders Agreement restricts business combinations with Golden Telecom by the parties thereto without the prior approval of the Board of Directors of Golden Telecom (including approval by a majority of the disinterested directors as defined therein).

     In addition, the Successor Shareholders Agreement prohibits any party thereto from acquiring beneficial ownership of any shares of Golden Telecom voting stock if after such acquisition such shareholder would beneficially own in aggregate 50% or more of the Golden Telecom voting stock, unless such acquisition is made pursuant to a tender offer. Any person who acquires 10% or more of the Golden Telecom voting stock from a party to the Successor Shareholders Agreement is required to execute an endorsement and be bound by this tender offer requirement.

     A copy of the Successor Shareholders Agreement, which is intended to supersede the Prior Shareholders Agreement as of the Telenor Effective Date, is included as Exhibit 99.11 to this statement and qualifies the disclosure set forth herein in its entirety.

     (e) Successor Registration Rights Agreement. Golden Telecom, RTK, Alfa Telecom, Telenor, CIPEF, Cavendish and First NIS Fund have entered into the Successor Registration Rights Agreement effective as of the Telenor Effective Date. The Successor Registration Rights Agreement provides the parties thereto with the right to request that Golden Telecom effect a registration under the U.S. Securities Act of 1933, as amended, with respect to all or a part of the shares of Common Stock held by the parties thereto on the effective date of the agreement as well as certain additional shares acquired thereafter, provided, however, that at least 500,000 shares of Common Stock are requested to be registered by such shareholder or shareholders. The Successor Registration Rights Agreement also allows the other parties thereto to have all or part of the shares of Common Stock held by them on the effective date of the Successor Registration Rights Agreement (as well as certain additional shares acquired thereafter) included in the registration. Alfa Telecom, RTK and Telenor are each entitled to two demand registration requests and Barings and CIPEF are each entitled to one demand registration request. A copy of the Successor Registration Rights Agreement, which is intended to supersede the prior registration rights agreements between Golden Telecom and Alfa Telecom, RTK, CIPEF, Cavendish and First NIS Fund, is included as Exhibit
99.13 to this statement and qualifies the disclosure set forth herein in its entirety."

ITEM 7.     Material to Be Filed as Exhibits
            --------------------------------

Item 7 is hereby amended to reflect the inclusion of the following exhibits:


Exhibit 99.11         Successor Shareholders Agreement, dated as of August 19,
                      2003

Exhibit 99.12         Successor Standstill Agreement, dated as of August 19,
                      2003

Exhibit 99.13         Successor Registration Rights Agreement, dated as of
                      August 19, 2003

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2003

                                    FIRST NIS REGIONAL FUND SICAV


                                    By:   /s/ Alexey Kalinin
                                       ----------------------------------
                                       Name:  Alexey Kalinin
                                       Title: Authorized Signatory

                                    By:   /s/ Wilson Paul Roberts
                                       ----------------------------------
                                       Name:  Wilson Paul Roberts
                                       Title: Authorized Signatory


                                    BPEP MANAGEMENT (UK) LTD


                                    By:   /s/ Hedley J. Mayor
                                       ----------------------------------
                                       Name:  Hedley J. Mayor
                                       Title: Director

EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION

99.1 Subscription Agreement, dated as of September 30, 1999, between Golden Telecom, Inc. and First NIS Regional Fund SICAV***

99.2(a) Registration Rights Agreement, dated as of October 5, 1999, between Golden Telecom, Inc. and First NIS Regional Fund SICAV.***

99.2(b) Registration Rights Agreement, dated as of October 5, 1999, between Golden Telecom, Inc. and Baring Vostok Private Equity Fund LP.****

99.3 Share Purchase Agreement, dated April 2, 2001, among Global TeleSystems, Inc., Alfa Bank Holdings Limited, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV.**

99.4 Stock Option Agreement, dated as of May 11, 2001, among Cavendish Nominees Limited, First NIS Regional Fund SICAV and Global TeleSystems Inc.****

99.5         Standstill Agreement, dated as of March 31, 2001.*

99.6         Amendment and Assignment Agreement, dated as of May 11, 2001.****

99.7         Shareholders Agreement dated as of May 11, 2001.*****

99.8         Agreement among Reporting Persons in respect of Schedule 13D
             Filing***

99.9         Shareholders Agreement, dated as of September 5, 2002******

99.10        Standstill Agreement, dated as of September 5, 2002******

99.11        Shareholders Agreement, dated as of August 19, 2003*******

99.12        Standstill Agreement, dated as of August 19, 2003*******

99.13        Registration Rights Agreement, dated as of August 19, 2003*******


* Incorporated by reference to the Schedule 13D/A of Capital International Global Emerging Markets Private Equity Fund, L.P., Capital International Investments, LLC, Capital International, Inc. and Capital Group International, Inc. dated April 12, 2001.

**        Incorporated by reference to the Schedule 13D of Global
          TeleSystems, Inc. dated April 5, 2001 (EDGAR Accession No. 0000950129-01-001961).

*** Incorporated by reference to the Schedule 13D of First NIS Regional Fund SICAV dated May 21, 2001

**** Incorporated by reference to the Schedule 13D of Cavendish Nominees Limited and related parties dated May 21, 2001.

*****     Incorporated by reference to the Schedule 13D of Global
          TeleSystems, Inc. and others dated May 21, 2001.

******    Incorporated by reference to the Schedule 13D of Global
          TeleSystems, Inc. and others dated September 10, 2002.

*******   Filed herewith

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                                                 SCHEDULE I
                                    DIRECTORS AND EXECUTIVE OFFICERS OF
                                              ING GROEP NV AND
                                          BPEP MANAGEMENT (UK) LTD

               The name, present principal occupation or employment, the business address and citizenship for each director and executive officer of ING Groep NV ("Parent") and BPEP Management (UK) Ltd ("BPEP")
is set forth below.

                                  Present Principal
                                  -----------------
     Name and Business         Occupation or Employment        Business Address        Citizenship
     -----------------         ------------------------        ----------------        -----------
Parent
------
Cornelis Maas                 Chief Financial              Soestdijkswewg Noord            The
                              Officer                      426, 3723HM Bilthoven       Netherlands
                                                           Holland

Alexander Hedrik George       Executive Committee          Burgemeester den Texlaan        The
Rinnooy Kan                   Director                     42, 2111CE Aerdenhout       Netherlands
                                                           Holland


Michel Joachim Gerard         Executive Committee          Rue du Moulin 10,1310 La      Belgium
Alphonse Tilmant              Vice-Chairman                Hulpe
                                                           Belgium

Ewald Kist                    Executive Committee          Klattewag 10, 3597KB's          The
                              Chairman                     -- 6,                       Netherlands
                                                           Gravenhage
                                                           Holland

Jan Marie Lindenburgh         Executive Committee          Burgemeester den Texlaan        The
                              Director                     42, 2111CE Aerdenhout       Netherlands
                                                           Holland

Fred Hubbell                  Executive Committee          Amstelveenseweg 500             US
                              Director                     1081 KL Amsterdam
                                                           PO Box 810
                                                           100 AV Amsterdam
                                                           The Netherlands

BPEP
Mark Ledlie Hawkesworth       Fund Manager                 33 Cavendish Square           English
                                                           London
                                                           England, W1M 0BQ

David Stuart Huckfield        Senior Partner of            33 Cavendish Square           English
                              Operations --Baring          London
                              Private Equity Partners      England, W1M 0BQ
                              Limited

John George Morton            Accountant                   33 Cavendish Square           English
                                                           London
                                                           England, W1M 0BQ

Hedley John Mayor             Chartered Accountant         33 Cavendish Square           English
                                                           London
                                                           England, W1M 0BQ

Gilbert John Chalk            Company Director             33 Cavendish Square           English
                                                           London
                                                           England, W1M 0BQ

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